UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 28, 2024

AROGO CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41179	87-1118179
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

848 Brickell Avenue, Penthouse 5, Miami, FL 33131

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (786) 442-1482

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	AOGOU	OTC Markets
Class A Common Stock, $0.0001 par value per share	AOGO	OTC Markets
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	AOGOW	OTC Markets

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation of Bylaws.

On December 28, 2024, Arogo Capital Acquisition Corp., a Delaware corporation (“Arogo” or the “Company”), held a special meeting of its stockholders (the “Meeting”). At the Meeting, the Company’s stockholders approved the proposal to amend Arogo’s amended and restated certificate of incorporation (the as previously amended, “Certificate of Incorporation”) to extend the date by which Arogo must consummate its initial business combination from December 29, 2024 to June 29, 2026 (the “Extension Amendment Proposal”). The stockholders also approved the proposed to amend the Certificate of Incorporation to eliminate therefrom the limitation that the Company may not redeem public shares to the extent that such redemption would result in the Company having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) of less than $5,000,001 (the “Redemption Limitation”) in order to allow the Company to redeem public shares irrespective of whether such redemption would exceed the Redemption Limitation (the “Redemption Limitation Proposal”).

At the Meeting, the Company’s stockholders also approved an amendment to the Company’s investment management trust agreement (as previously amended, the “Trust Agreement”), dated as of December 23, 2021, by and between the Company and Continental Stock Transfer & Trust Company, to eliminate the payments required under the Trust Agreement and the Company’s Certificate of Incorporation for monthly extensions, to extend the date by which the Company must consummate its initial business combination, and to update certain defined terms in the Trust Agreement (the “Trust Agreement Amendment Proposal”).

Arogo filed the amendment to the Certificate of Incorporation with the Office of the Secretary of the State of the State of Delaware on December 30, 2024, a copy of which is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated by reference herein. The foregoing descriptions of the amendment to the Certificate of Incorporation and the Trust Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the amendment to the Certificate of Incorporation and the amendment to the Trust Agreement, copies of which are attached to this Current Report on Form 8-K as Exhibit 3.1 and Exhibit 10.1, respectively.

Item 5.07 Submission of Matters to a Vote of Security Holders.

At the Meeting, the Company’s stockholders approved the Extension Amendment Proposal, extending the date by which the Company must consummate its initial business combination from December 29, 2024 to June 29, 2026. The final voting results for the Extension Amendment Proposal were as follows:

For	Against	Abstain
3,242,113	191,755	0

Also at the Meeting, Arogo’s stockholders approved the Redemption Limitation Proposal, eliminating the Redemption Limitation from the Company’s Certificate of Incorporation. The final voting results for the Redemption Limitation Proposal were as follows:

For	Against	Abstain
3,433,865	3	0

Also at the Meeting, Arogo’s stockholders approved the Trust Agreement Amendment Proposal, eliminating the payments required under the Trust Agreement and the Company’s Certificate of Incorporation for monthly extensions, extending the date by which the Company must consummate its initial business combination, and updating certain defined terms in the Trust Agreement. The final voting results for the Trust Agreement Amendment Proposal were as follows:

For	Against	Abstain
3,152,377	281,491	0

Stockholders holding 1,758,014 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), exercised their right to redeem their shares for cash at an approximate price of $11.53 per share of the funds in the Trust Account. As a result, approximately $20,285,591.36 will be removed from the Trust Account to pay such holders. This amount is subject to change to account for the payment of tax withdrawals.

Following the redemption, Arogo’s remaining publicly held shares of Common Stock outstanding were 4,395.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Fourth Amendment to the Amended and Restated Certificate of Incorporation of Arogo Capital Acquisition Corp.
10.1	Third Amendment to the Investment Management Trust Agreement, by and among Arogo Capital Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of December 28, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AROGO CAPITAL ACQUISITION CORP.

	By:	/s/ Suradech Taweesaengsakulthai
		Name:	Suradech Taweesaengsakulthai
		Title:	Chief Executive Officer

Dated: January 2, 2025

2